UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 5)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ODYSSEY RE HOLDINGS CORP.
(Name of Subject Company (issuer))
FAIRFAX INVESTMENTS USA CORP.
a wholly owned subsidiary of
FAIRFAX FINANCIAL HOLDINGS LIMITED
(Names of Filing Persons (offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
67612W108
(CUSIP Number of Class of Securities)

Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada M5J 2N7
(416) 367-4941
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Christopher J. Cummings
Adam M. Givertz
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario, Canada M5L 1E8
(416) 360-8484

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,042,046,980	$58,146.22

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Odyssey Re Holdings Corp., a Delaware corporation, other than Shares owned by Fairfax Financial Holdings Limited (“Fairfax”) and its subsidiaries, at a purchase price of $65.00 per Share, net to the seller in cash. As of September 17, 2009, there were 58,430,892 Shares outstanding, of which 42,399,400 Shares are owned by Fairfax and its subsidiaries. As a result, this calculation assumes the purchase of 16,031,492 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals 0.00558% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $58,146.22	Filing Party: Fairfax Financial Holdings Limited and Fairfax Investments USA Corp.
Form or Registration No.: Schedule TO-T	Date Filed: September 23, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 5 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO (as amended and supplemented, the “Schedule TO”) by Fairfax Financial Holdings Limited, a Canadian corporation (“Fairfax”), and Fairfax Investments USA Corp., a Delaware corporation and wholly-owned subsidiary of Fairfax (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Odyssey Re Holdings Corp, a Delaware corporation (“Odyssey Re”), other than Shares owned by Fairfax and its subsidiaries, at a purchase price of $65.00 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2009, as amended and supplemented (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule TO.
     The following amendments and supplements to Items 11 and 12 of the Schedule TO are hereby made.
Item 11. Addition Information.
     Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

“All Governmental Approvals determined to be required as a condition to the Offer and the Merger have been obtained.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and restated in its entirety to read as follows:

(a)(1)(i)*	Offer to Purchase, dated September 23, 2009.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement to be published in The Wall Street Journal on September 24, 2009.

(a)(1)(vii)*	Fairfax Financial Holdings Limited press release dated September 23, 2009.

(a)(1)(viii)	Fairfax Financial Holdings Limited press release dated October 16, 2009 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed on October 19, 2009).

(a)(5)(i)*	CapGrowth Partners v. V. Prem Watsa, et al., Docket No. CV-09-6002152-S, Superior Court of Connecticut, Judicial District of Stamford/Norwalk (filed October 7, 2009).

(a)(5)(ii)*	Memorandum of Decision Re: Plaintiff’s Application for a Temporary Restraining Order, Expedited Discovery and Temporary Injunction, dated October 16, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of September 18, 2009, by and among Odyssey Re Holdings Corp., Fairfax Financial Holdings Limited and Fairfax Investments USA Corp. (incorporated by reference to Exhibit 2.01 to the Form 8-K filed by Odyssey Re Holdings Corp. on September 21, 2009).

(d)(2)	Stockholder Support Agreement, dated as of September 18, 2009, among Fairfax Financial Holdings Limited and Marshfield Associates, Inc. (incorporated by reference to Exhibit 11.3 to the Schedule 13D filed on September 22, 2009).

(g)*	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

(g)(2)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated September 4, 2009 (incorporated by reference to Exhibit (c)(5) to the Schedule 13E-3 filed by Odyssey Re Holdings Corp. on September 30, 2009).

*	Previously filed with the Schedule TO

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 20, 2009

FAIRFAX INVESTMENTS USA CORP.
By:	/s/ Paul Rivett
	Name:	Paul Rivett
	Title:	Vice President

FAIRFAX FINANCIAL HOLDINGS LIMITED
By:	/s/ Paul Rivett
	Name:	Paul Rivett
	Title:	Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated September 23, 2009.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement to be published in The Wall Street Journal on September 24, 2009.

(a)(1)(vii)*	Fairfax Financial Holdings Limited press release dated September 23, 2009.

(a)(1)(viii)	Fairfax Financial Holdings Limited press release dated October 16, 2009 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed on October 19, 2009).

(a)(5)(i)*	CapGrowth Partners v. V. Prem Watsa, et al., Docket No. CV-09-6002152-S, Superior Court of Connecticut, Judicial District of Stamford/Norwalk (filed October 7, 2009).

(a)(5)(ii)*	Memorandum of Decision Re: Plaintiff’s Application for a Temporary Restraining Order, Expedited Discovery and Temporary Injunction, dated October 16, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of September 18, 2009, by and among Odyssey Re Holdings Corp., Fairfax Financial Holdings Limited and Fairfax Investments USA Corp. (incorporated by reference to Exhibit 2.01 to the Form 8-K filed by Odyssey Re Holdings Corp. on September 21, 2009).

(d)(2)	Stockholder Support Agreement, dated as of September 18, 2009, among Fairfax Financial Holdings Limited and Marshfield Associates, Inc. (incorporated by reference to Exhibit 11.3 to the Schedule 13D filed on September 22, 2009).

(g)*	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

(g)(2)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated September 4, 2009 (incorporated by reference to Exhibit (c)(5) to the Schedule 13E-3 filed by Odyssey Re Holdings Corp. on September 30, 2009).

*	Previously filed with the Schedule TO